EXHIBIT 99.1

Brookfield Infrastructure Reports Second Quarter 2020 Results

BROOKFIELD, NEWS, Aug. 05, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the second quarter ended June 30, 2020.

“Our business has performed well during the quarter, reflecting the critical nature of our assets and the regulated and contractual frameworks that support them,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure Partners. “We are optimistic that the economic recovery will continue for the balance of 2020. Our strong liquidity position and access to capital gives us confidence as we evaluate a number of attractive investment opportunities.”

	For the three months ended June 30		For the six months ended June 30
US$ millions (except per unit amounts), unaudited[1]	2020	2019	2020	2019
Net income[2]	$(61)	$98	$58	$128
– per unit[3,4]	$(0.25)	$0.11	$(0.12)	$0.06
FFO[5]	$333	$337	$691	$688
– per unit (split-adjusted)[6]	$0.72	$0.76	$1.49	$1.55

Underlying results for the partnership benefitted from inflation-indexation, capital commissioned into earnings in the last 12 months as well as the benefit of our asset rotation strategy. These positive factors were more than offset by fair value adjustments related to our corporate hedging program which totaled nearly $90 million for the quarter compared to gains of approximately $35 million in the same period of 2019. This led to a net loss for the three-month period ended June 30, 2020 of $61 million compared to net income of $98 million in the prior year.

During the second quarter, our business generated Funds from Operations (FFO) of $0.72 on a per unit basis, down 5% from the prior year. The single largest impact on quarterly performance was the 27% depreciation of the Brazilian real which reduced FFO by $30 million. Adjusting for this alone, FFO per unit would have increased 3% compared to the prior year. Results for the quarter benefited from our capital recycling strategy. We deployed $1.2 billion of capital over the last 12 months at an average going-in FFO yield of 12%. These new investments were primarily funded with $1 billion of proceeds from asset sales and refinancing transactions. These positive factors were offset by lower market sensitive revenues, which were concentrated in our transport segment because of temporary lockdown measures. Overall, the impact of the economic shutdown reduced FFO by $27 million, with most of this being timing related and therefore not a permanent loss.

Segment Performance

Our utilities segment generated FFO of $130 million, compared to $143 million in the prior year. Results reflected a higher rate base due to inflation-indexation and approximately $280 million of capital commissioned in the last 12 months. This segment also benefited from the contribution from our North American regulated gas transmission business acquired last October. These contributions were more than offset by a delay in the recognition of connections revenue at our U.K. regulated distribution business, the loss of earnings associated with the sale of an electricity distribution utility in Colombia and the impact of the weaker Brazilian real.

FFO from our Transport segment was $108 million compared to $135 million in the prior year. Results reflected higher volumes across our Australian and Brazilian rail networks, as well as the contribution from our recently acquired North American rail operation. These positive factors were more than offset by the loss of earnings associated with the sale of a European port business and the partial sale of our interest in our Chilean toll road operation. Results were also affected by a weaker Brazilian real and lower volumes following government-imposed lockdowns, which together reduced results by $29 million. Among these factors, (i) foreign exchange accounted for $14 million and (ii) $13 million relates to lower volumes at our toll roads, for which we expect to be compensated, based on force majeure protections and ongoing dialogue with local regulators. The true economic impact from the downturn is therefore limited to $2 million (or less than 1% of BIP’s total FFO) in our port operations.

Our energy segment generated FFO of $106 million compared to $96 million in the prior year. Performance was insulated from the current economic environment, as over 75% of cash flows are underpinned by take-or-pay contracts with an average maturity of 11 years. Results benefited from higher transport volumes at our North American natural gas pipeline, over 55,000 new customers at our North American residential infrastructure business and the contribution from the federally regulated portion of our western Canadian midstream business acquired in December. These contributions were partially offset by the loss of income associated with the sale of our Australian district energy operation completed last November.

FFO from our data infrastructure segment was $43 million, which was 43% higher than the prior year. Our French telecom business benefited from inflationary price increases and our build-to-suit tower program, which has added over 200 new sites. Results also reflected the contribution of earnings associated with recently acquired data transmission and distribution operations in New Zealand and the United Kingdom.

The following table presents FFO by segment:

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2020	2019	2020	2019
FFO by segment
Utilities	$130	$143	$276	$280
Transport	108	135	228	274
Energy	106	96	221	203
Data Infrastructure	43	30	85	58
Corporate	(54)	(67)	(119)	(127)
FFO	$333	$337	$691	$688

Update on Strategic Initiatives

During the quarter, we made progress on several initiatives:

  North American Electricity Transmission – The sale of our North American electricity transmission operation closed in July, resulting in $60 million of proceeds to BIP and an IRR of 21%. We are advancing two other asset sale processes that we expect will generate over $700 million of additional liquidity. We believe that essential and de-risked infrastructure businesses that performed uninterrupted throughout this recent period will attract strong interest at premium prices.

  Indian Telecom Towers – The closing of our large-scale acquisition of 130,000 telecom towers in India from Reliance Jio is expected shortly. We have received positive feedback recently from Indian regulators that the remaining approvals are on track. Since we signed our deal, Reliance Jio has raised approximately $20 billion of equity capital from technology companies and private equity investors which has further solidified the credit quality of our anchor tenant. We will invest approximately $500 million of equity (BIP’s share) in the business.

  Capital Market Investments – During the broad market sell-off in March, we acquired stakes in several high-quality infrastructure companies at attractive entry points. The ensuing rebound allowed us to monetize some of our positions and realize substantial profits in a short period of time. We have fully exited a number of these investments, realizing total profits of approximately $40 million (BIP’s share – approximately $25 million). We continue to accumulate positions in a handful of companies that we hope will lead to broader strategic initiatives in time.

  U.S. Midstream – Dislocation in North American energy markets may provide unique opportunities to invest at value. Our focus is on highly contracted businesses with solid counterparties, limited exposure to volume and pricing risk and long-life, critical infrastructure that complements our existing operations. We believe several opportunities exist to implement this strategy, both in the public and private markets.

Lastly, we are very pleased with the market’s response thus far to Brookfield Infrastructure Corporation (BIPC). Not only has there been significant demand for these shares but BIPC was also recently added to the Russell 2000 Index. We intend to support the growth of BIPC’s public float to improve the company’s trading liquidity, and recently completed our first initiative in this regard in coordination with Brookfield Asset Management, who agreed to sell a portion of its holdings in BIPC. This successful secondary offering in Canada increased the public float of BIPC by approximately 15%.

Board of Directors Update

After 13 years on the Board of Brookfield Infrastructure, the vast majority as Chairman of the Board, Derek Pannell has stepped down from his current role as Independent Director and will be retiring. Anne Schaumburg, Chair of the Board, stated, “I would like to thank Derek Pannell for his countless contributions to the Board over the past 13 years. His commitment to the success of Brookfield Infrastructure has been invaluable.”

Distribution and Dividend Declaration

The Board of Directors has declared a quarterly distribution in the amount of $0.485 per unit, payable on September 30, 2020 to unitholders of record as at the close of business on August 31, 2020. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 have also been declared, as well as the dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.485 per share, also payable on September 30, 2020 to shareholders of record as at the close of business on August 31, 2020.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $525 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partners' previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Rene Lubianski Managing Director, Investments Tel: (416) 956-5196 Email: rene.lubianski@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Second Quarter 2020 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on August 5, 2020 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/7pej8hpa or via teleconference at 1-866-688-9459 toll free in North America. For overseas calls please dial +1-409-216-0834, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-859-2056 or +1-404-357-3406 (Conference ID: 1976828).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as the COVID-19 on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, and class A shares of BIPC.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1. Please refer to page 12 for results of Brookfield Infrastructure Corporation.

2. Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP Units, and class A shares of BIPC.

3. Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month period ended June 30, 2020 were 294.7 million and 294.1 million (2019 – 279.7 million and 278.9 million).

4. Results in a loss on a per unit basis for the six-month periods ended June 30, 2020 as allocation of net income is reduced by preferred unit and incentive distributions.

5. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 9 of this release.

6. Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield, Exchange LP units, and class A shares of BIPC for limited partnership units, as if the special distribution had been completed prior to the periods presented, for the three and six-month periods ended June 30, 2020 were 464.9 million and 464.8 million (2019 – 442.8 million and 442.9 million). Average number of units outstanding on a fully diluted time weighted average basis, excluding the impact of the special distribution, for the three and six-month periods ended June 30, 2020 were 418.4 million and 418.4 million (2019 – 398.5 million and 398.6 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2020	Dec 31, 2019

Assets
Cash and cash equivalents	$1,380	$827
Financial assets	439	149
Property, plant and equipment	22,279	23,013
Intangible assets	12,658	14,386
Investments in associates and joint ventures	4,336	4,967
Investment properties	403	416
Goodwill	6,166	6,553
Deferred income taxes and other	3,661	5,997
Total assets	$51,322	$56,308

Liabilities and partnership capital
Corporate borrowings	$3,074	$2,475
Non-recourse borrowings	17,860	18,544
Financial liabilities	2,383	2,173
Deferred income taxes and other	9,262	10,939

Partnership capital
Limited partners	3,823	5,048
General partner	17	24
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,520	2,039
Class A shares of BIPC	576	–
Exchange LP units	12	18
Interest of others in operating subsidiaries	11,860	14,113
Preferred unitholders	935	935
Total partnership capital	18,743	22,177
Total liabilities and partnership capital	$51,322	$56,308

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

US$ millions, except per unit information, unaudited	For the three months ended June 30		For the six months ended June 30
	2020	2019	2020	2019

Revenues	$1,946	$1,685	$4,142	$3,278
Direct operating costs	(1,063)	(840)	(2,302)	(1,638)
General and administrative expense	(72)	(64)	(133)	(125)
Depreciation and amortization expense	(375)	(323)	(775)	(615)
	436	458	932	900
Interest expense	(247)	(241)	(529)	(453)
Share of earnings from associates and joint ventures	11	34	59	52
Mark-to-market on hedging items	(75)	52	123	34
Other (expense) income	(28)	12	(234)	22
Income before income tax	97	315	351	555
Income tax (expense) recovery
Current	(55)	(62)	(113)	(125)
Deferred	(8)	1	(56)	(11)
Net income	34	254	182	419
Non-controlling interest of others in operating subsidiaries	(95)	(156)	(124)	(291)
Net (loss) income attributable to partnership	$(61)	$98	$58	$128

Attributable to:
Limited partners	(67)	42	(15)	36
General partner	45	39	91	77
Non-controlling interest – redeemable partnership units held by Brookfield	(29)	17	(8)	15
Non-controlling interest – class A shares of Brookfield Infrastructure Corporation	(10)	–	(10)	–
Basic and diluted (loss) earnings per unit attributable to:
Limited partners[1]	$(0.25)	$0.11	$(0.12)	$0.06

1.	Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month period ended June 30, 2020 were 294.7 million and 294.1 million (2019 – 279.7 million and 278.9 million). Earnings (loss) per limited partnership unit have been adjusted to reflect the dilutive impact of the special distribution.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

US$ millions, unaudited	For the three months ended June 30		For the six months ended June 30
	2020	2019	2020	2019

Operating Activities
Net income	$34	$254	$182	$419
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	27	19	72	32
Depreciation and amortization expense	375	323	775	615
Mark-to-market on hedging items, provisions and other	84	(44)	265	10
Deferred income tax expense (recovery)	8	(1)	56	11
Change in non-cash working capital, net	87	29	(13)	54
Cash from operating activities	615	580	1,337	1,141

Investing Activities
Net (investments in) proceeds from:
Operating assets	—	(40)	722	(2,190)
Associates	—	323	—	135
Long-lived assets	(266)	(276)	(642)	(513)
Financial assets	(103)	(39)	(256)	(39)
Disposal of investment held on behalf of parent	—	581	—	—
Net settlements of foreign exchange contracts	1	37	83	36
Cash (used by) from investing activities	(368)	586	(93)	(2,571)

Financing Activities
Distributions to limited and general partners	(283)	(251)	(565)	(501)
Net borrowings (repayments):
Corporate	272	(965)	665	(510)
Subsidiary	72	(275)	231	847
Deposit received from parent	—	456	—	823
Net preferred units and preferred shares issued	—	—	—	72
Net partnership units issued (repurchased)	3	2	5	(24)
Capital provided by non-controlling interest, net of distributions, and other	(166)	(143)	(958)	890
Cash (used by) from financing activities	(102)	(1,176)	(622)	1,597

Cash and cash equivalents
Change during the period	$145	$(10)	$622	$167
Impact of foreign exchange on cash	9	5	(69)	8
Balance, beginning of period	1,226	720	827	540
Balance, end of period	$1,380	$715	$1,380	$715

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2020	2019	2020	2019

Adjusted EBITDA
Utilities	$174	$190	$367	$371
Transport	145	184	311	373
Energy	138	123	286	250
Data Infrastructure	53	39	109	75
Corporate	(72)	(64)	(133)	(125)
Total	438	472	940	944

Financing costs	(148)	(154)	(299)	(294)
Other income	43	19	50	38
Funds from operations (FFO)	333	337	691	688

Depreciation and amortization	(222)	(234)	(469)	(454)
Deferred taxes and other items	(172)	(5)	(164)	(106)
Net income attributable to the partnership	$(61)	$98	$58	$128

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses. Net income attributable to the partnership includes net income attributable to limited partners, the general partner, and non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units and class A shares of BIPC.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended June 30		For the six months ended June 30
US$, unaudited	2020	2019	2020	2019

Earnings per limited partnership unit[1]	$(0.25)	$0.11	$(0.12)	$0.06
Add back or deduct the following:
Depreciation and amortization	0.48	0.53	1.01	1.03
Deferred taxes and other items	0.49	0.12	0.60	0.46
FFO per unit[2]	$0.72	$0.76	$1.49	$1.55

1.	Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2020 was 294.7 million and 294.1million, respectively (2019 – 279.7 million and 278.9 million). Earnings (loss) per limited partnership unit have been adjusted to reflect the dilutive impact of the special distribution.
2.	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield, Exchange LP Units, and class A shares of BIPC for limited partnership units, as if the special distribution had been completed prior to the periods presented, for the three and six-month periods ended June 30, 2020 was 464.9 million and 464.8 million, respectively (2019 – 442.8 million and 442.9 million). Average number of units outstanding on a fully diluted time weighted average basis, excluding the impact of the special distribution, were 418.4 million and 418.4 million (2019 – 398.5 million and 398.6 million).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
US$ millions, unaudited	June 30, 2020	Dec 31, 2019

Assets
Operating groups
Utilities	$1,785	$2,178
Transport	3,214	3,991
Energy	2,932	3,128
Data Infrastructure	1,217	1,318
Cash and cash equivalents	999	273
	$10,147	$10,888

Liabilities
Corporate borrowings	$3,074	$2,475
Other liabilities	1,125	1,284
	4,199	3,759
Capitalization
Partnership capital	5,948	7,129
	$10,147	$10,888

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to limited partners, the general partner and non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units, and class A shares of BIPC.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from the Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 6 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.

Brookfield Infrastructure Corporation Reports
Second Quarter 2020 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.485 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on September 30, 2020 to shareholders of record as at the close of business on August 31, 2020. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by BIP on BIP’s units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at www.brookfield.com/infrastructure. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Results

The net income and Funds from Operations (FFO) of BIPC is fully attributed to the Partnership and the earnings of BIPC are fully captured in the Partnership’s financial statements and results.

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited[1]	2020	2019	2020	2019
Net income attributable to the Partnership	$(266)	$48	$(149)	$96
FFO[2]	$90	$108	$197	$213

BIPC reported net losses for the quarter of $266 million compared to net income of $48 million in the same period during the prior year. Earnings for the current period benefited from capital commissioned into rate base at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business. These positive impacts were more than offset predominantly by revaluation losses recognized on the company’s exchangeable shares that are classified as liabilities under IFRS standards.

Our business generated FFO of $90 million for the quarter, representing a 17% decrease over the same period during the prior year. FFO decreased in the current quarter as the benefits of inflationary-indexation and additions to rate base were more than offset by the impact of foreign exchange and lower connections activity at our U.K regulated distribution businesses.

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the U.S. registration statement on Form F-1 and Canadian prospectus filed in connection with the distribution of the Shares on March 31, 2020 with securities regulators in Canada and the United States and the documents incorporated by reference therein, including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and in other documents filed by the Partnership and BIPC with the securities regulators in Canada and the United States. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

1. Brookfield Infrastructure Corporation was established on August 30, 2019 by the Partnership. On March 30, 2020, the Partnership contributed its regulated utilities businesses in Brazil and the U.K. to our company. For the periods prior to March 30, 2020, the financial statements represent a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the businesses that were contributed to our company effective March 30, 2020.

2. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We also exclude from FFO dividends paid on exchangeable shares of our company that are presented as interest expense, as well as interest expense on loans payable to the Partnership which represent the Partnership’s investment in our company. A reconciliation of net income to FFO is available on page 17 of this release.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2020	Dec 31, 2019

Assets
Cash and cash equivalents	$161	$204
Accounts receivable and other	351	390
Financial assets	56	29
Property, plant and equipment	4,309	4,497
Intangible assets	2,849	3,936
Goodwill	499	667
Deferred tax asset and other	129	130
Total assets	$8,354	$9,853

Liabilities and Equity
Accounts payable and other	$419	$487
Exchangeable and class B shares	1,851	–
Non-recourse borrowings	3,114	3,526
Loans payable to Brookfield Infrastructure	1,120	–
Financial liabilities	1,013	1,008
Deferred tax liabilities and other	1,354	1,555

Equity
Equity in net assets attributable to the Partnership	(1,611)	1,654
Non-controlling interest	1,094	1,623
Total equity	(517)	3,277
Total liabilities and equity	$8,354	$9,853

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

US$ millions, unaudited	For the three months ended June 30		For the six months ended June 30
	2020	2019	2020	2019

Revenues	$322	$404	$706	$807
Direct operating costs	(54)	(58)	(116)	(116)
General and administrative expense	(8)	(7)	(14)	(13)
Depreciation and amortization expense	(67)	(77)	(143)	(156)
	193	262	433	522
Interest expense	(62)	(40)	(94)	(81)
Mark-to-market on hedging items and foreign currency revaluation	(20)	(3)	(22)	(1)
Remeasurement of exchangeable and class B shares	(238)	–	(140)	–
Other expense	(15)	(9)	(25)	(21)
Income before income tax	(142)	210	152	419
Income tax expense
Current	(35)	(43)	(79)	(87)
Deferred	(17)	(24)	(66)	(48)
Net income	$(194)	$143	$7	$284

Attributable to:
Partnership	$(266)	$48	$(149)	$96
Non-controlling interest	72	95	156	188

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

US$ millions, unaudited	For the three months ended June 30		For the six months ended June 30
	2020	2019	2020	2019

Operating Activities
Net income	$(194)	$143	$7	$284
Adjusted for the following items:
Depreciation and amortization expense	67	77	143	156
Mark-to-market on hedging items, provisions and other	35	18	48	27
Remeasurement of exchangeable and class B shares	238	–	140	–
Deferred income tax expense	17	24	66	48
Change in non-cash working capital, net	5	(7)	(56)	4
Cash from operating activities	168	255	348	519

Investing Activities
Purchase of long-lived assets, net of disposals	(63)	(103)	(184)	(198)
Cash used by investing activities	(63)	(103)	(184)	(198)

Financing Activities
Affiliate distributions to non-controlling interest	(87)	(108)	(188)	(204)
Distributions to, net of contributions from, the Partnership	—	(39)	(33)	(72)
Proceeds from non-recourse borrowings	—	51	435	108
Repayments of non-recourse borrowings	—	(21)	(380)	(41)
Cash used by financing activities	(87)	(117)	(166)	(209)

Cash and cash equivalents
Change during the period	$18	$35	$(2)	$112
Impact of foreign exchange on cash	—	3	(41)	1
Balance, beginning of period	143	174	204	99
Balance, end of period	$161	$212	$161	$212

Brookfield Infrastructure Corporation
Statements of Funds from Operations

	For the three months ended June 30,		For the six months ended June 30
US$ millions, unaudited	2020	2019	2020	2019

Adjusted EBITDA
Utilities	$124	$146	$266	$288
Corporate	(8)	(7)	(14)	(13)
Total	116	139	252	275

Financing costs	(17)	(20)	(36)	(40)
Other income	(9)	(11)	(19)	(22)
Funds from operations (FFO)	90	108	197	213

Depreciation and amortization	(36)	(37)	(74)	(74)
Deferred taxes and other items	(320)	(23)	(272)	(43)
Net income attributable to the Partnership	$(266)	$48	$(149)	$96

Notes:

Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure Corporation net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses. Net income attributable to shareholders includes net income attributable to the Partnership prior to and after the special distribution.

The Statements of Funds from Operations above are prepared on a basis that differs from net income as presented in Brookfield Infrastructure Corporation’s Consolidated Statements of Operating Results on page 15 of this release, which is prepared in accordance with IFRS. Management uses FFO as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing our company’s results.